RIO NARCEA GOLD MINES, LTD



C/ Secundino Roces Riera, 3-2⁰ • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com

NEWS RELEASE

November 7, 2005

Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA THIRD QUARTER 2005 RESULTS CONFERENCE CALL

Toronto, Canada – Rio Narcea Gold Mines, Ltd. invites you to participate in its conference call on Monday, November 14, 2005 at 1:00 p.m. E.T. to discuss the Company's third quarter results, which will be released before the market opens on Monday, November 14, 2005.

In order to join the conference call, please call (416) 695-5259. In the U.S. and Mexico please dial 1 (877) 461-2814 and in Canada and outside North America please dial 1 (416) 695-5259. The conference call will be broadcast live and recorded on the web at www.rionarcea.com or www.ccnmatthews.com/RioNarceaQ3. In order to access this service, you will need to have Windows Media Player installed on your computer (for instructions on how to download the free software, please visit www.ccnmatthews.com/RioNarceaQ3.

A replay of the call will be available until November 30, 2005 by dialling (416) 695-5275 or 1 (888) 509-0081. If you would like to listen to a replay of our conference call on the web, go to the home page on www.rionarcea.com and click on the link under Investor Centre - Events & Webcast.

For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470
Fax: (416) 956 7471

E-Mail: info@rngm.com
Website: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.